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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No.__)

          *-----------------------------------------------------------

     (Name of Issuer) Worldwide Entertainment & Sports Corporation

          (Title of Class of Securities) Common Stock, par value $.01

                            (CUSIP Number) 98157N104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
     Communications) John D'Angelo, Worldwide Entertainment & Sports Corp.,
                 276 Fifth Ave, N.Y., N.Y. 10001 (212) 689-7709

            (Date of Event Which Requires Filing of This Statement)
                                August 16, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 98157N104

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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons.

    Robert Gutkowski, Charles Koppelman, Murray Weiss, Keith Hutt

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X
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(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions)
                                      --------------------------------

    PF

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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)


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(6) Citizenship or Place of Organization

    United States of America

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Number of Shares (7) Sole Voting Power     Each member of group has sole voting
                                           power
Beneficially
                Robert Gutkowski (183,333 shares equalling 0.7% of common
Owned           stock); Charles Koppelman (2,054,033 shares equalling 7.9% of common stock); Murray Weiss (25,000 shares equalling .0009%
by Each         of common stock) and Keith Hutt (20,833 share equalling .0008%)
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Reporting       (8) Shared Voting Power  N/A
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Person          (9) Sole Dispositive Power Each member of the group has sole dispositive power
With            ----------------------------------------------------------------
                (10) Shared Dispositive Power N/A

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Robert Gutkowski (183,333 shares) Charles Koppelman (2,054,033 shares) Murray Weiss (25,000 shares) Keith Hutt (20,833 shares)

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

     7.9717%

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(14) Type of Reporting Person (See Instructions)

     IN

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     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.


Item 1. Security and Issuer

Title of class of equity securities is Worldwide Entertainment & Sports Corporation's common stock, $.01 par value (Nasdaq SmallCap market: WWES).

Worldwide Entertainment & Sports Corporation ("Worldwide")
1330 Avenue of the Americas
New York, New York 10019


Item 2. Identity and Background
(a),(b),(c)
Robert Gutkowski, Chief Executive Officer of Worldwide
1330 Avenue of the Americas
New York, New York 10019

Charles Koppelman, Chief Executive Officer of CAK Entertainment and Chairman of the Board of Directors of Worldwide
1330 Avenue of the Americas
New York, New York 10019

Murray Weiss, Executive Vice President of Worldwide
1330 Avenue of the Americas
New York, New York 10019

Keith Hutt, Consultant to Worldwide
1330 Avenue of the Americas
New York, New York 10019

(d) Neither Messrs. Gutkowski, Koppelman, Weiss, or Hutt has been convicted in a criminal proceeding.
(e) Neither Messrs. Gutkowski, Koppelman, Weiss or Hutt has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as described in Item 2(e).


Item 3. Citizenship

Messrs. Gutkowski, Koppelman, Weiss and Hutt are all citizens of the United States of America.


Item 4. Purpose of Transaction

a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; and

j. Any action similar to any of those enumerated in (a) through (i) above-the purpose of the acquisition of securities of the issuer is to make an investment in the securities of the issuer which the acquirors believe represents a good investment.


Item 5. Interest in Securities of the Issuer

a. Robert Gutkowski - beneficially owns 183,333 shares of common stock of Worldwide, including an option to acquire 83,333 shares of common stock of Worldwide and such ownership constitutes .07% of the common stock of Worldwide.

   Charles Koppelman - beneficially owns 2,054,033 shares of common stock of Worldwide, including options and warrants to acquire 520,833 shares of common stock of Worldwide and such ownership constitutes 7.9% of the common stock of Worldwide.

   Murray Weiss - beneficially owns 25,000 options to acquire shares of common stock of Worldwide and such ownership constitutes 0.0009% of such shares of common stock of Worldwide.

   Keith Hutt - beneficially owns 20,833 options to acquire shares of common stock of Worldwide and such ownership constitutes 0.0008% of such shares of common stock of Worldwide.

b. Each person set forth in subsection (a) above has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition for all of the shares and/or options beneficially owned by each such person.

c. Set forth below are transactions effected during the past sixty days involving securities of Worldwide:

                          Date      Amt. of securities      Price per share
Robert Gutkowski -       8/16/00        11,750                   $0.94
                         8/17/00        11,750                   $0.94
                         8/18/00        11,750                   $0.88
                         8/21/00           800                   $0.91
                         8/21/00         6,800                   $0.94
                         8/21/00         4,150                   $0.92
                         8/22/00         6,000                   $0.98
                         8/22/00         5,000                   $1.00
                         8/24/00        11,000                   $0.94
                         8/25/00        11,000                   $0.98
                         8/28/00        12,000                   $0.96
                         8/29/00         4,000                   $1.14
                         8/29/00         4,000                   $1.20

Charles Koppelman -      8/23/00        11,200                   $0.97


Each transaction effected above was done through a retail broker placing an order to buy the common stock of Worldwide.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Messrs. Gutkowski, Koppelman, Weiss and Hutt are either officers, directors or consultants to Worldwide and collectively believe that an investment through acquisition of common stock of Worldwide is a good investment. They are acting with knowledge of each other's purchases in order to assure compliance with federal and state securities laws in connection with such purchases. The group does not have a present intention to acquire voting control of Worldwide.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

9/15/00
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Date

/s/ Murray Weiss
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Signature

/s/ Murray Weiss/Executive Vice President
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Name/Title